Exhibit 99.1

China Hydroelectric Corporation Files Complaint Against Insurgent Group
in Federal Court

NEW YORK, September 11, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that on September 10, 2012, the Company filed a complaint (the “Complaint”) in the United States District Court for the Southern District of New York (the “Court”), naming as defendants NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd, Swiss Re Financial Products Corp., China Environment Fund III, L.P., China Environment Fund III Management, L.P., China Environment Fund III Holdings Ltd., Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang, Ian Zhu, Aqua Resources Asia Holdings Limited, Aqua Resources Fund Limited, FourWinds Capital Management, Abrax, Abrax Limited, IWU International Ltd. (collectively the “Insurgent Group”). The Complaint alleges that the Insurgent Group violated Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to file on a timely basis accurate disclosures required under the federal securities laws.

Specifically, the Complaint alleges that the Insurgent Group has been secretly planning to take control of the Company for an extended but unknown period of time. The Complaint alleges that the Insurgent Group violated the federal securities laws by failing to make timely disclosure of their plans and by making misleading disclosures and omitting material facts in the disclosures they finally made to shareholders of the Company and the Securities and Exchange Commission. The Complaint seeks declaratory and injunctive relief, including enjoining defendants from voting or soliciting proxies until they comply with Section 13(d) of the Exchange Act.

On September 10, 2012, United States District Judge Harold Baer signed an Order to Show Cause scheduling a preliminary injunction hearing on the Company’s claims for October 4, 2012. The Court also scheduled an expedited discovery schedule in advance of the hearing.

About China Hydroelectric Corporation

China Hydroelectric Corporation is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us